RECEIVED

2006 APR 14 A 11:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

07 April 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SUPPL

Your ref : 82-34872

06012545

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

30 MARCH TO 07 APRIL 2006

215	06/04/2006 : 11:52:00	Smiths Group PLC - 23M US$ Contract

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	23M US$ Contract
Released	11:52 06-Apr-06
Number	1180B

smiths

Press Release

London, 06 April 2006

For immediate release

Smiths Group plc
765 Finchley Road London NW11 8DS
T: +44 (0)20 8457 8403 F: +44 (0)20 845
www.smiths-group.com

Smiths Group awarded $23 million U.S. Government contract for mobile high-energy X-ray systems

Smiths Detection, a leading provider of X-ray and trace detection systems, today announced it has been awarded a $23 million U.S. Government contract for HCV Mobile II trucks, high-energy mobile cargo screening systems that will be deployed to several strategic ports throughout the country.

"The HCV Mobile II adds a unique, flexible layer of security in our nation's fight against terrorism," said Chérif Rizkalla, President of Smiths Detection, Americas, part of the global engineering business Smiths Group. "This state-of-the-art mobile detection system significantly increases the ability to secure the nation's ports by rapidly assisting in the identification of potentially lethal and illegal shipments."

The HCV Mobile II is a second generation system that meets all U.S highway standards and can be driven from one port to another at normal freeway speeds. A key feature of the HCV Mobile II system is its ability to generate high-resolution images of a container's contents. The images are further enhanced through proprietary software designed to assist in the identification of contraband. Systems can also be deployed with integrated radiation detection capability.

Assembled in America on an International Truck chassis, the 3.8 MeV system generates high-energy X-rays that can penetrate more than 10.5 inches of steel with the significant added advantages of mobility and radiation detection capabilities. Detection of radioactive material in trucks and container loads is an innovative feature added to the HCV Mobile II to bypass inefficient cargo unloading and inspection.

HCV Mobile II Feature Highlights

- High energy mobile X-ray scanner with integrated radiation detection capabilities (meeting ANSI requirements)
- Combines multi-threat detection with a single scan
- 100 percent mobile, enabling rapid responses and random inspections

- Autonomous system which requires no external infrastructure
- High inspection speed results in a higher traffic flow
- Able to travel on conventional roads at speeds in excess of 50 miles per hour
- Small footprint
- Easy and rapid process requiring few staff; 30-minute set up time

Smiths Group

Smiths Group is a global engineering business, listed on the London Stock Exchange. Smiths focuses on high performance applications, building and sustaining market-leading businesses in growth sectors. It reaches deep into global markets taking its manufacturing closer to its customers. Smiths has four divisions: Aerospace, Detection, Medical and Specialty. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths-group.com

About Smiths Detection

Smiths Detection is one of four operating divisions of Smiths Group. Smiths Detection offers technologically advanced security solutions to detect and identify explosives, chemical and biological agents, weapons, and contraband, plus specialist applications for life sciences and food manufacturing industries. Employing trace detection technology together with Smiths-Heimann x-ray imaging, Smiths Detection provides security solutions for customers in homeland security and defense markets worldwide. For more information visit: www.smithsdetection.com

Contacts

Investor Relations	**Media**
Russell Plumley	Rachel Lankester
+44 (0)20 8457 8203	+44 (0)20 8457 8403

– Ends –

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

09 MARCH to 07 APRIL 2006

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	774p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	6,500
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	6,500
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 07.04.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/7707 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted - *(If shares were allotted on one date enter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	29	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	817	677	352
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

Consideration for which he shares were allotted *(This information must be supported by he duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name :	Mr Hugh Bamford	Class of shares allotted	Number alloted
Address :	30 Lisheeghan Road, Ballymoney, County Antrim.	Ordinary	294
Postcode	BT35 7JY		
Name :	Mr Howard Roy Jones	Class of shares allotted	Number alloted
Address :	17 Bideford Avenue, Weeping Cross, Stafford, Staffordshire.	Ordinary	817
Postcode	ST17 0HB		
Name :	Mr Michael John Stead	Class of shares allotted	Number alloted
Address :	31 Ashchurch Road, Newtown, Tewkesbury, Gloucestershir.e	Ordinary	487
Postcode	GL20 8DP		
Name :	Mr Andrew Robert Philp	Class of shares allotted	Number allotted
Address :	52 Farmfield Road, Cheltenham, Gloucestershire.	Ordinary	248
Postcode	GL51 3QZ		
Name :		Class of shares allotted	Number alloted
Address :		**TOTAL**	**1,846**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 29.03.06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	229		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	5.8754p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : Mr Kerry James Garfield Address : 28 Green Lane, Hucclecote, Gloucester Postcode GL3 3QU	Class of shares allotted Ordinary	Number alloted 229
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **229**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 04/04/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,379	9,234	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	823p	934p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 15,613
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 15,613

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 03.04.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RJB/7566 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box.*)	From Day	From Month	From Year	To Day	To Month	To Year
	28	03	2006			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	1859		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (*including any share premium*)	823p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address: Moorgate, London	Ordinary	1859
UK Postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	1859
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 07.04.06

A ~~director~~/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./RJB/7510	Tel: 01903 833393
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,484		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	669p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 4,484
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,484**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 27.03.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/E7455	Tel: 01903 83362
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	462	256	71
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name : Mr Kevin Paul Graham Address : 670 Stafford Road, Fordhouses, Wolverhampton, West Midlands. Postcode WV10 6NW	Class of shares allotted Ordinary	Number alloted 611
Name : Mrs Julie Ann Gray Address : 1 The Wilows, Quedgeley, Gloucester, Gloucestershire. Postcode GL2 4XG	Class of shares allotted Ordinary	Number alloted 178
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **789**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 22/3/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,226		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited / Part ID 142CN / Desig ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 2,226
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,226**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Asst. Secretary [signature] **Date** 07.04.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/TK/7315 Tel: 01903 833262

DX number DX exchange

.PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	867		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	719.68p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name : Mr Terence Alan Cowley Address : 3 Heather Crescent, Douglas, Isle of Man Postcode IM2 1AU	Class of shares allotted Ordinary	Number alloted 867
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **867**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________________ **Date** ____________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,250		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	774p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

Consideration for which he shares were allotted *This information must be supported by he duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 5,250

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 10.03.06

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/6921 Tel: 01903 833017
DX number *DX exchange*

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	2	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	574		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name :	MR NIGEL JOHN RICKETTS	Class of shares allotted	Number alloted
Address :	KILRONAN, COMMONSIDE, EMSWORTH,HANTS	ORDINARY	574
Postcode	PO10 8TD		
Name :		Class of shares allotted	Number alloted
Address :			
Postcode			
Name :		Class of shares allotted	Number alloted
Address :			
Postcode			
Name :		Class of shares allotted	Number allotted
Address :			
Postcode			
Name :		Class of shares allotted	Number alloted
Address :		**TOTAL**	**574**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

igned Assistant [signature] **Date** 24. 02. 2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	2	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	182		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	525.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : Miss Emma Fiona Brace Address : Flat 7, Malvern Hill House, East Approach Drive, Cheltenham, Gloucestershire. Postcode GL52 3JE	Class of shares allotted Ordinary	Number alloted 182
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **182**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 15/03/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
8	2	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	287		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name : MR MALCOLM DAY Address : 30 LINCOLN ROAD, HARTLEPOOL, CLEVELAND Postcode TS25 2LJ	Class of shares allotted ORDINARY	Number alloted 287
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **287**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant Date 27.02.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange